UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                            __________________

                                FORM 11-K

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                      Commission file number: 0-24611


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


  Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CFS Bancorp, Inc.
                              707 Ridge Road
                          Munster, Indiana 46371



                           REQUIRED INFORMATION

    Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the "Plan"):

                                                                       Page No.
                                                                       --------

  Report of Independent Auditors . . . . . . . . . . . . . . . . . . . .    1

  Financial Statements

      Statements of Net Assets Available for Benefits. . . . . . . . . .    2

      Statements of Changes in Net Assets Available for Benefits . . . .    3

      Notes to Financial Statements. . . . . . . . . . . . . . . . . . .    4

  Supplemental Schedule

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year) . .    8
















                                     2




                      [LETTERHEAD OF ERNST & YOUNG LLP]




                       Report of Independent Auditors

Plan Administrators
Citizens Financial Services, FSB Employees'
 Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP

June 4, 2003

                                                                              1



                     Citizens Financial Services, FSB
            Employees' Savings & Profit Sharing Plan and Trust

              Statements of Net Assets Available for Benefits


                                                  December 31
                                               2002         2001
                                         ----------------------------
Assets
 Investments, at fair value:
 CFS Bancorp, Inc. common stock           $4,591,630     $4,768,735
 Collective investment funds               3,977,353      4,091,383
 Short-term investment fund                  136,016        117,240
 Participant loans                           263,633        260,519
                                         ----------------------------
Total investments                          8,968,632      9,237,877

Receivables:
 Employer's contribution                      13,115         12,754
 Participants' contributions                  38,129         34,879
 Dividends                                    32,109         29,908
 Other                                        55,721          5,138
                                         ----------------------------
Total receivables                            139,074         82,679
                                         ----------------------------
Total assets                               9,107,706      9,320,556

Liabilities
Accounts payable                              42,158          3,974
                                         ----------------------------
Net assets available for benefits         $9,065,548     $9,316,582
                                         ============================

See notes to financial statements.






                                                                              2



                       Citizens Financial Services, FSB
              Employees' Savings & Profit Sharing Plan and Trust

          Statements of Changes in Net Assets Available for Benefits


                                                   Year ended December 31
                                                      2002         2001
                                                   ------------------------
Additions
 Contributions:
 Participants                                      $  783,522     $ 706,124
 Employer                                             260,707       250,799
                                                   ------------------------
Total contributions                                 1,044,229       956,923

Investment income (loss):
 Dividend and interest income                         158,885       149,665
 Net realized and unrealized (depreciation)
   appreciation in fair value of investments         (550,735)    1,082,392
                                                   ------------------------
Total investment income (loss)                       (391,850)    1,232,057
                                                   ------------------------
Total additions                                       652,379     2,188,980

Deductions
Distributions to participants                         783,912     1,234,649
Administrative expenses                                48,308        44,954
                                                   ------------------------
Total deductions                                      832,220     1,279,603
                                                   ------------------------
Net (deductions) additions before assets
  transferred                                        (179,841)      909,377

Assets transferred out, net                           (71,193)       (2,907)
                                                   ------------------------
Net (decrease) increase in assets available
  for benefits                                       (251,034)      906,470
Net assets available for benefits at beginning
  of year                                           9,316,582     8,410,112
                                                   ------------------------
Net assets available for benefits at end of year   $9,065,548    $9,316,582
                                                   ========================


See notes to financial statements.









                                                                              3




                       Citizens Financial Services, FSB
              Employees' Savings & Profit Sharing Plan and Trust

                         Notes to Financial Statements

                          December 31, 2002 and 2001


1.  Description of the Plan

The following description of the Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, adopted by Citizens Financial Services, FSB (the Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 1,000 hours of service during a 12 consecutive month period. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the Code).

Contributions

The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation (employee contributions) pursuant to his or her elective deferral agreement and within a range specified by the Plan. The Bank matches 50% of each participant's contributions to the Plan up to the first 6% of each participant's contributions. The Employer may make discretionary contributions to the Plan. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan's investment options.








                                                                              4



                       Citizens Financial Services, FSB
              Employees' Savings & Profit Sharing Plan and Trust

                 Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank's matching contributions and any related earnings thereon.

Payment of Benefits

Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, in annual installments over a specified period, or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump-sum payment, annual installments over a specified period, or rolled into another qualified plan.

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The rate of interest for the term of the loan will be established as of the loan date, and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution. The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or 1 and 5 years for all other loans, at the participant's option. Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant's deposit account to the participant's loan account. An origination fee of $50.00, plus an annual administrative fee of $40.00 is deducted from the participant's account at the time the loan is originated. Subsequent annual administrative fees will be deducted from the participant's account each year on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant's deposit account.

                                                                              5



                       Citizens Financial Services, FSB
              Employees' Savings & Profit Sharing Plan and Trust

                 Notes to Financial Statements (continued)


2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Payment of Benefits

Benefits are recorded when paid.

3.  Investments

In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank's Holding Company (the Company). At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants indicating a desire to purchase stock in the Company. Additional employee and Bank contributions and cash dividends are utilized to purchase additional shares on a regular basis.

At December 31, 2002 and 2001, the Plan was the beneficial owner of 321,093 shares and 332,316 shares of Company common stock, respectively. The fair value of this stock at December 31, 2002 and 2001, was $14.30 per share and $14.35 per share, respectively.

                                                                              6



                       Citizens Financial Services, FSB
              Employees' Savings & Profit Sharing Plan and Trust

                 Notes to Financial Statements (continued)


3.  Investments (continued)

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                         Year ended December 31
                                            2002         2001
                                      ----------------------------
CFS Bancorp, Inc. common stock        $   (28,126)    $1,267,789
Collective investment  funds             (522,610)      (185,397)
                                      ----------------------------
                                      $  (550,736)    $1,082,392
                                      ============================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                            2002         2001
                                      ----------------------------
CFS Bancorp, Inc. common stock        $ 4,591,630     $4,768,735
Pentegra S&P 500 Stock Fund             1,190,989      1,297,436
Pentegra S&P Midcap Stock Fund            869,433        936,503
Pentegra Stable Value Fund                822,408        773,074

4.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated September 22, 1999, stating that the Plan is qualified under
Section 401 (a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.


                                                                              7


























                             SUPPLEMENTAL SCHEDULE




























                                                                EIN 13-3381592
                                                                     Plan #002

                      Citizens Financial Services, FSB
             Employees' Savings & Profit Sharing Plan and Trust

                  Schedule H, Line 4i - Schedule of Assets
                           (Held at End of Year)

                             December 31, 2002


     Identity of Issue, Borrower,                                    Current
           or Similar Party                     Description           Value
-------------------------------------------------------------------------------
CFS Bancorp, Inc. common stock*               321,093 Shares       $4,591,630
Pentegra Income Plus Asset Allocation Fund      3,393 Shares           43,763
Pentegra Growth & Income Asset
  Allocation Fund                              15,329 Shares          180,429
Pentegra Growth Asset Allocation Fund          10,265 Shares          105,529
Pentegra International Stock Fund               8,358 Shares          107,233
Pentegra S&P Midcap Stock Fund                 54,544 Shares          869,433
Pentegra S&P 500 Stock Fund                    99,748 Shares        1,190,989
Pentegra Government Bond Fund                   9,699 Shares          166,816
Pentegra Stable Value Fund                     58,576 Shares          822,408
Pentegra Money Market Fund                    112,399 Shares          112,399
Pentegra 500 Value Stock Fund                   8,150 Shares           65,034
Pentegra 500 Growth Stock Fund                 17,578 Shares          114,959
Pentegra Russell 2000 Stock Fund               21,306 Shares          198,361
Collective Short Term Investment Fund         136,016 Shares          136,016
Participant loans                                                     263,633
                                                                  -----------
                                                                   $8,968,632
                                                                  ===========

*Denotes party in interest.











                                                                              8





                                 SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        CITIZENS FINANCIAL SERVICES,
                                        FSB EMPLOYEES' SAVINGS &
                                        PROFIT SHARING PLAN AND TRUST



June 26, 2003                           By:  /s/ Thomas F. Prisby
                                           -----------------------------------
                                           Thomas F. Prisby
                                           Plan Administrator




























                                     3



                             INDEX TO EXHIBITS





       Number                     Description
       ------                     --------------------------------------------

         23                       Consent of Independent Auditors

         99 Statement Pursuant to 18 U.S.C. Section 1350 as Required by Section 906 of the Sarbanes-Oxley Act of 2002